Exhibit 99.1

NEWS RELEASE

First Mining Provides an Update on the Pickle Crow Gold Project

Auteco Completes Initial Expenditure Payment Requirement

August 11, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that Auteco Minerals Ltd (“Auteco”)(ASX:AUT) has notified First Mining that it has fulfilled the initial $750,000 exploration expenditures requirement under the earn-in agreement on the Pickle Crow Gold Project (“Pickle Crow”) located in Northern Ontario, regarding the first portion of Auteco’s stage 1 earn-in requirements. Auteco commenced an aggressive exploration program in May at Pickle Crow , which included an extensive drill campaign, and as a result its initial exploration expenditures, which were required to be completed within 12 months, have now been completed in 4 months.

“We are delighted with the progress that our partners at Auteco have made in advancing the Pickle Crow Gold Project” stated Dan Wilton, CEO of First Mining. “This partnership has already surfaced significant value for First Mining shareholders and highlights the potential value of each of the projects in our robust portfolio of Canadian gold assets. With a well-funded strategy, which included Auteco raising A$30.4 million last month, Auteco continues to increase their understanding of the Pickle Crow district as they advance an expanded drill program, now planned for 10,000 metres.”

In order to complete the remaining requirements of the stage 1 earn-in and thereby earn a 51% interest in PC Gold Inc. (“PC Gold”), the Company’s wholly-owned subsidiary that owns Pickle Crow, Auteco will need to incur a further $4.25 million in expenditures relating to Pickle Crow within the next two years, and Auteco will need to issue a further 100 million shares to First Mining on or before the date these expenditures have been completed.

Auteco announced on July 30, 2020, that a second diamond rig had recently arrived on site to test shallow, high-grade targets. As of that date, 3,800 metres of the expanded 10,000-metre program has been drilled. Since then, Auteco has established a 24-person camp at the Pickle Crow site to ensure that exploration can continue year-round. First Mining plans to update the market on the results from Auteco’s ongoing drilling as they are released.

Auteco finished their quarter with A$4.8 million cash on hand and raised A$30.4 million via a share placement in July 2020. Auteco is now well funded to execute on the $10 million earn-in requirements to earn up to an 80% interest in PC Gold (and thereby, Pickle Crow). Once Auteco has fulfilled all requirements in the earn-in agreement, First Mining will hold a 20% interest in PC Gold (and thereby, Pickle Crow) which will be free carried until the earlier of the termination of the earn-in agreement or a decision to production is made. In addition, once Auteco has completed its Stage 2 earn-in requirements to increase their interest to 70%, First Mining will be granted a 2% net smelter returns (“NSR”) royalty by Auteco on Pickle Crow, of which 1% may be bought back by Auteco for US$2.5 million. Further details on the earn-in agreement are provided in First Mining’s January 27, 2020 news release, and further details on Auteco’s Pickle Crow drill program are provided in their news release from May 27, 2020 as well as their June 2020 quarterly activities report released on July 30, 2020.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category1. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. that is advancing the Goliath-Goldlund gold project towards construction. First Mining’s eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Note:
1.
These numbers are from the independent technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, dated November 5, 2019, which was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is available at www.sedar.com under First Mining’s SEDAR profile. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for Auteco incurring the remaining Pickle Crow expenditures , and issuing 100 million shares of Auteco to First Mining, in order to complete the remaining portion of the stage 1 earn-in requirement; (ii) timing for the mobilization of a third drill rig to Pickle Crow; (iii) the Company’s plans to update the market on the results from Auteco’s ongoing drilling as they are released; (iv) Auteco being well funded to complete all earn-in requirements with respect to PC Gold and Pickle Crow and the interests in Pickle Crow that the Company will retain following the completion of the earn-in; (v) the Company’s focus on developing and permitting Springpole towards production; (vi) timing for the completion of a Pre-Feasibility Study for Springpole and the announcement of the results of such a study; (vii) timing for the submission of an Environmental Impact Statement for Springpole; (viii) the Company holding a large equity position in Treasury Metals Inc.; and (ix) realizing and unlocking the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.